UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 3

SJW Group

(Name of Subject Company)

Waltz Acquisition Sub, Inc.

a wholly owned subsidiary of

California Water Service Group

(Names of Filing Persons and Offerors)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

784305104

(Cusip Number of Class of Securities)

Lynne P. McGhee

Vice President and General Counsel

California Water Service Group

1720 North First Street,

San Jose, CA 95112

(408) 367-8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Douglas Smith Gibson, Dunn & Crutcher LLP 555 Mission Street, Suite 3000 San Francisco, CA 94105 (415) 393-8200	Eduardo Gallardo Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 (212) 351-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,418,659,446.75	$176,623.10

*                 Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (a) $68.25, the per share tender offer price, by (b) the sum of (i) 20,594,486, the number of outstanding shares of SJW common stock plus (ii) 66,538, the number of shares of SJW common stock issuable upon vesting of SJW Restricted Share Units and SJW Performance Share Units, (iii) 7,000, the number of shares of SJW common stock deliverable pursuant to the terms of vested and deferred SJW Restricted Share Units and (iv) 118,195, the number of shares of deferred SJW Common Shares, including deferred SJW Common Shares with dividend equivalent rights convertible into deferred SJW Common Shares, deliverable subject to and upon the terms of applicable deferral elections. The foregoing share figures were based on the Agreement and Plan of Merger entered into among SJW, Connecticut Water Service, Inc. and Hydro Sub, Inc., dated as of March 14, 2018 filed with SJW’s Form 8-K filed on March 15, 2018 with the Securities and Exchange Commission and SJW’s Form 10-Q filed on May 8, 2018 with the Securities and Exchange Commission.

**          The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2018, issued August 24, 2017, by multiplying the transaction value by 0.0001245.

☒          Check box if any part of the fee is offset as provided by Rule 0—11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $176,623.10	Filing Party: California Water Service Group
Form or Registration No.: Schedule TO (File No. 005-36500)	Date Filed: June 7, 2018

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third—party tender offer subject to Rule 14d—1.

☐            issuer tender offer subject to Rule 13e—4.

☐            going—private transaction subject to Rule 13e—3

☐            amendment to Schedule 13D under Rule 13d—2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐            Rule 13e—4(i) (Cross—Border Issuer Tender Offer)

☐            Rule 14d—1(d) (Cross—Border Third—Party Tender Offer)

This Amendment No. 3 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Schedule TO filed with the Securities and Exchange Commission on June 7, 2018, as amended by Amendment No. 1 to Schedule TO filed on June 21, 2018 and by Amendment No. 2 to Schedule TO filed on June 29, 2018 (collectively, with any amendments and supplements hereto, the “Schedule TO”) by California Water Service Group (“California Water”), and Waltz Acquisition Sub, Inc., a wholly owned subsidiary of California Water (the “Purchaser”). This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of SJW Group (“SJW”), at $68.25 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 7, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. The Offer to Purchase and the Letter of Transmittal, together with any amendments or supplements thereto, collectively constitute the “Offer.”  All capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Offer to Purchase.

The Schedule TO, and all the information set forth in the Offer to Purchase and related Letter of Transmittal, to the extent incorporated by reference therein, is hereby amended and supplemented as set forth below.  Every Item in the Schedule TO is automatically updated, to the extent such Item incorporates by reference any section of the Offer to Purchase that is amended and supplemented therein.

Items 1 through 11.

On July 20, 2018, California Water announced it is extending the Expiration Date of the Offer to 5:00 p.m., New York City time, September 28, 2018, unless further extended.  The Offer had been previously scheduled to expire at 5:00 p.m., New York City Time, on August 3, 2018.

The full text of the press release issued by California Water announcing the extension of the Expiration Date is attached hereto as Exhibit (a)(5)(iv) and is incorporated herein by reference.

Item 12.                           Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following Exhibit:

Index No.

(a)(5)(iv)	Press release issued by California Water on July 20, 2018.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2018

WALTZ ACQUISITION SUB, INC.

By:	/s/ Thomas F. Smegal III
Thomas F. Smegal III
Vice President, Chief Financial Officer and Treasurer

CALIFORNIA WATER SERVICE GROUP

By:	/s/ Thomas F. Smegal III
Thomas F. Smegal III
Vice President, Chief Financial Officer and Treasurer

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EXHIBIT INDEX

Index No.

(a)(1)(i)	*	Offer to Purchase dated June 7, 2018.

(a)(1)(ii)	*	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Form W-9).

(a)(1)(iii)	*	Form of Notice of Guaranteed Delivery.

(a)(1)(iv)	*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	*	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(vi)	*	Summary Advertisement as published in The New York Times on June 7, 2018.

(a)(5)(i)	*	Press release issued by California Water on June 7, 2018.

(a)(5)(ii)	*	Press release issued by California Water on June 15, 2018.

(a)(5)(iii)	#	Letter to SJW Group Stockholder, dated June 25, 2018.

(a)(5)(iv)		Press release issued by California Water on July 20, 2018.

(b)		Not applicable.

(d)		Not applicable.

(g)		Not applicable.

(h)		Not applicable.

*                 Previously filed

#                 Previously filed as additional definitive proxy soliciting material on June 25, 2018 and incorporated herein by reference.

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